Exhibit 99.1

Marti Announces Full Year 2023 Results

Istanbul, Türkiye – April 16, 2024 - Türkiye’s leading mobility super app Marti Technologies, Inc. (“Marti” or the “Company”) (NYSE American: MRT) today announced its financial and operational results for the full year ended December 31, 2023.

Financial and Operational Highlights for Full Year 2023

●	Capital efficient investments in ride-hailing produce performance exceeding operational targets

●	Focus on operational efficiencies in two-wheeled electric vehicle rental business contribute to performing in line with FY’23 revenue and adjusted EBITDA forecasts

●	Revenue of $20.0M, net loss of $33.8M, and adjusted EBITDA of $(17.7)M in FY’23, relative to forecasts of $20.1M revenue and $(17.8)M adjusted EBITDA

●	Only company offering ride-hailing services at scale in Türkiye, and retained 59% market share in the two-wheeled electric vehicle rental segment

“2023 was a year of record ride-hailing growth for Marti, proving that the high demand for ride-hailing globally also exists in Türkiye,” said Oguz Alper Oktem, founder and CEO. “We also proved that there is a significant number of drivers that want to work for our service, well exceeding the number of taxi drivers in our largest city Istanbul. The fast and capital efficient growth of our ride-hailing business was enabled by our existing position as leading urban mobility app in Türkiye across both iOS and Android, having served over 77M rides to over 4.9M unique riders since our 2019 launch. We plan to increase the pace of our investments in our ride-hailing service in 2024.”

“Since the 2019 launch of our two-wheeled electric vehicle rental business, we have consistently grown the segment to its current scale of 35 thousand average daily vehicles deployed in 2023. Now that we have reached scale, we are substituting fleet expansion to focus on operational efficiencies which we believe will increase the profitability metrics of the segment. We will continue to take these operational efficiency enhancing actions throughout 2024.

“Throughout 2023, the behavior of our riders continued to support our decision to offer multiple transportation modalities over a single app. We currently offer six modalities over our app: car-hailing, motorcycle-hailing, and also taxi-hailing services, which we launched in February 2024 as part of our ride hailing segment, and owned and operated e-bike, e-scooter, and e-moped rental services as part of our two-wheeled electric vehicle rental segment. The data shows that this multi-modal offering is aligned with rider preferences. Depending on the modality, between 57% to 85% of our riders used the modality after previously being introduced to us by using another Marti modality. Our existing modalities serve as an excellent cost free rider acquisition channel for our new modalities. Furthermore, depending on the modality, between 32% and 64% of our riders subsequently used other Marti modalities after their first ride with us. These data points show an overwhelming rider preference for multi-modal transportation services. Serving multi-modal riders also creates economic benefits for Marti. Rides per rider is 5.3X higher, and revenue per rider is 5.3X higher for our multi-modal riders than for our single modality riders.”

Financial Highlights for Full Year 2023

Consolidated Revenue

●	$20.0M revenue in FY’23, 20% lower year-over-year (“YoY”) compared to FY’22, driven by a decline in average daily rides per vehicle in our two-wheeled electric vehicle segment. To prioritize the fastest possible growth of our ride-hailing service, we currently do not charge a commission for the service. The growth in the service therefore has yet to contribute to revenue.

●	$20.0M revenue was in line with $20.1M FY’23 forecast.

Consolidated Adjusted EBITDA

●	$(17.7)M adjusted EBITDA, 357% lower YoY, driven by $11.7M of investments in our ride-hailing service in the absence of monetization of the service.

●	$(17.7)M adjusted EBITDA was in line with $(17.8)M FY’23 forecast.

Liquidity

●	$19.4M cash and cash equivalents at the end of FY’23, 85% higher YoY compared to FY’22, driven by the capital raise from our July 2023 business combination and related public listing.

Share Repurchase Program

●	Marti’s share repurchase program, which we announced in January 2024, enables us to purchase up to $2.5M of our ordinary shares through July 2024.

Acquisitions

●	In February 2024, we completed the acquisition of all of the intellectual property and software assets of Zoba, the leading AI-powered SaaS platform offering dynamic fleet optimization algorithms for two-wheeled electric vehicle rental operators.

Financial and Operational Highlights for our Ride-Hailing Service in 2023

	2022 (Oct-Dec)	2023
G&A (USD, thousands)	(410)	(4,758)
of which, Cost of Ride*	--	(95)
Selling & Marketing (USD, thousands)	(974)	(6,372)
of which, Cost of Ride*	(171)	(1,040)
Other Expenses (USD, thousands)	--	(525)
Total Expenses (USD, thousands)	(1,384)	(11,654)

*	As Marti did not earn revenue from its ride hailing service in 2023, the cost of delivering this service is classified under General & Administrative Expenses and Selling & Marketing Expenses.

●	Our ride-hailing service completed its first full year of operations in 2023, after being launched in October 2022.

●	An article published by consultancy group McKinsey & Company estimates the taxi market size in Türkiye at $9 billion to $12 billion as of 2021. Under the study’s “Disruptive Scenario 2030,” ride-hailing is expected to increase the size of the taxi market by offering cheaper and more convenient rides. The study estimates the potential size of the ride-hailing market in 2030 at $15 billion to $20 billion.

●	Number of riders grew to over 498 thousand by the end of 2023, exceeding our 450 thousand rider target by 11%. Our rider base grew 301% in the 6 months from June 30, 2023 to December 31, 2023.

●	Number of registered drivers grew to over 106 thousand by the end of 2023, exceeding our 100 thousand registered driver target by 7%. Our registered driver base grew 161% in the 6 months from June 30, 2023 to December 31, 2023.

●	Of our 106 thousand registered drivers, over 88 thousand are in Türkiye’s largest city, Istanbul. This is in contrast to less than 20 thousand taxis serving the city.

●	We are continuing to invest in the cost effective growth of our ride-hailing service in 2024, and have set targets for 850 thousand riders and 155 thousand registered drivers by June 30, 2024.*

●	$11.7M total expenses in FY’23, corresponding to less than $1M of monthly average expenses, and demonstrating our commitment to capital efficient growth in a business segment where global benchmarks have proven both scale and profitability, but at the expense of capital efficient growth.

●	$6.4M selling and marketing expenses in FY’23 to build awareness for our ride-hailing service, and on targeted driver and rider acquisition and retention campaigns. Our marketing activities include both online and offline marketing campaigns, and cross-promotions offered to our ride-hailing riders for use at our two-wheeled electric vehicle segment. As we have yet to monetize our ride-hailing service, our selling and marketing expenses include $1.0M of variable expenses incurred to service rides, including the cost of servers, mapping and navigation services, call center costs for driver onboarding, customer support costs, and other variable costs.

●	$4.8M of general and administrative costs in FY’23 as we built out our team to support the increasing scale of our ride-hailing segment. The growth of our team was driven by roles in the management, product, software, data, government relations, and marketing functions.

●	$0.5M of subsidies offered for driver fines during the year, which we view as a marketing activity as a result of its contribution to driver acquisition and retention.

●	The pace of our investments in ride-hailing grew during the year, in line with the increasing scale and promise of the segment. While we spent $4.2M on the segment in the first half of the year, this figure increased to $7.4M in the second half.

*	The targeted number of riders and registered drivers by June 30, 2024 in the Ride-Hailing Service are based on Marti’s current estimates and assumptions and are not a guarantee of future performance. The targets provided are subject to significant risks and uncertainties, including the risk factors discussed in the Company's reports on file with the Securities and Exchange Commission (“SEC”), that could cause actual results to differ materially. There can be no assurance that the Company will achieve the results expressed by these targets.

Financial and Operational Highlights for our Two-Wheeled Electric Vehicle Service in 2023

	2022	2023	∆
Average Daily Vehicles Deployed	33,011	34,585	5%
Average Daily Rides per Vehicle	2.36	1.27	(46)%
Average Revenue per Ride (USD)	0.88	1.25	43%
Revenue[1] (USD, thousands)	24,988	20,030	(20)%
Cost of Revenues, excl. Fleet Depreciation[2] (USD, thousands)	(18,465)	(14,762)	(20)%
% of Revenue	74%	74%
G&A3 (USD, thousands)	(11,564)	(14,894)	29%
% of Revenue	46%	74%
Net Loss[4] (USD, thousands)	(12,862)	(22,160)	72%
Adj. EBITDA[5] (USD, thousands)	(2,489)	(6,665)	168%
Adj. EBITDA Margin[6]	(10)%	(33)%

1.	Revenue for our Two-wheeled Electric Vehicle Service is the same as consolidated Revenue given Marti does not yet charge for the Ride-Hailing Service.
2.	Cost of Revenues, excl. Fleet Depreciation is calculated by subtracting Fleet Depreciation from Cost of Revenues.
3.	G&A includes selling and marketing; other income/expense, R&D expense.
4.	Unallocated other income, financial income, and financial expense are presented under Two-wheeled Electric Vehicle Service segment (FY’23 net expense $4,5M, FY’22 net expense $1,1M)
5.	Adjusted EBITDA is a non- GAAP metric and is calculated by adding depreciation, amortization, taxes, financial expenses (net of financial income) and one-time charges and non-cash adjustments to net income (loss).
6.	Adjusted EBITDA Margin is a non-GAAP metric and is calculated as Adjusted EBITDA divided by revenue.

●	35 thousand average daily vehicles deployed in FY’23, 5% higher YoY compared to FY’22 as a result of new e-moped deployments and making a greater share of our fleet available for rent on the field on a daily basis. We increased our fleet availability by reducing the downtime of our vehicles by performing faster battery swaps on the field and taking faster repair and maintenance actions.

●	1.27 average daily rides per vehicle in FY’23, 46% lower YoY compared to FY’22 due to elevated inflation producing a decline in purchasing power, and our strategy of increasing prices to focus on improving the profitability metrics of our segment.

●	$1.25 average revenue per ride in FY’23, 43% higher YoY compared to FY’22 as a result of price increases in excess of local inflation and currency depreciation of the Turkish Lira relative to the US Dollar.

●	Revenue of $20.0M in FY’23, 20% lower YoY compared to FY’22 as a function of the changes in our average daily vehicles deployed, average daily rides per vehicle, and average revenue per ride.

●	$14.8M cost of revenues in FY’23, 20% lower YoY compared to FY’22 as a result of reallocating vehicles from lower performing cities to higher performing cities those with lower operating costs, logistics staff and vehicle count efficiencies, and increased refurbished electronic and spare parts usage. In 2023, we ceased operations in Adana, Bursa, Eskisehir, Gaziantep, Hatay, Isparta, Samsun, Tekirdag, and Yalova. Collectively, these cities accounted for only 7% of our total revenue but double that share or 14% of our total variable operating costs over the last 12 months of operational performance.

●	$0.33 pre-depreciation contribution profit per ride in FY’23, 48% higher YoY compared to FY’22, as a result of price increases in excess of inflation and currency depreciation, and our operational efficiency measures.

●	$14.9M general and administrative expenses in FY’23, 29% higher YoY compared to FY’22 due to pre-listing advisory expenses and public company expenses.

●	$(6.7)M adjusted EBITDA in FY’23, 168% lower YoY compared to FY’22 as a result of our operational efficiency actions having yet to fully offset the decline in revenue in our two-wheeled electric vehicle rental segment.

●	Significant improvement in second half 2023 performance relative to the first half. Revenue increased 11% from $9.5M in the first half to $10.5M in the second half, as a result of our larger fleet size, improved seasonality in the third quarter producing higher average daily rides per vehicle, and aggressive pricing actions. Cost of revenues declined 31% from $8.7M in the first half to $6.0M in the second half, as a result of our operational efficiency measures, including vehicle relocations, logistics staff and vehicle count efficiencies, and increasing reliance on refurbished electronic and spare parts reduced our cost of revenues 31%. While our general and administrative expenses increased 34% from $6.4M in the first half to $8.5M in the second half, driven primarily by public company expenses following our July 2023 business combination and related NYSE American listing, our second half adjusted EBITDA of $(2.0)M was 57% higher than our first half adjusted EBITDA of $(4.7)M.

●	In February 2024, we completed the acquisition of all of the intellectual property and software assets of Zoba, the leading AI-powered SaaS platform offering dynamic fleet optimization algorithms for two-wheeled electric vehicle rental operators, as part of the operational efficiency actions that we are continuing to take in 2024. Zoba dynamically optimizes where vehicles are deployed and when operational tasks, such as battery swaps, rebalances, and pick-ups, occur to maximize ridership and minimize vehicle operational inefficiencies. The acquisition follows a pilot project which we completed with Zoba in October and November 2023, in which the use of Zoba software to optimize our vehicle deployment locations increased ridership of Marti vehicles and had a positive contribution to profitability(*).

(*)	Pilot results not necessarily indicative of future attainment.

Full Year 2024 Guidance

Marti is presenting its full year 2024 guidance, as summarized below:

2024 Guidance
Revenue(1)	$16.6M
Adjusted EBITDA(2)	$(22.5M	)

1.	The Company’s initial 2024 guidance assumes continued growth of our ride-hailing service in the absence of monetization and the absence of any fleet size expansion or replacement investments as vehicles are retired from our two-wheeled electric vehicle fleet.
2.	The Company’s initial 2024 guidance assumes an increase in the pace of our ride-hailing investments relative to 2023.

The full year 2024 guidance provided herein and the targeted number of riders and registered drivers by year end in the Ride-Hailing Service are based on Marti’s current estimates and assumptions and are not a guarantee of future performance. The 2024 guidance and targets provided are subject to significant risks and uncertainties, including the risk factors discussed in the Company's reports on file with the Securities and Exchange Commission (“SEC”), that could cause actual results to differ materially. There can be no assurance that the Company will achieve the results expressed by this guidance or the targets.

Conference Call Information

Marti will host a conference call today to discuss its financial and operational results for the full year 2023. See details of such conference call below. A supplemental investor deck can be accessed from the Company’s investor relations website (https://ir.marti/tech/) where it will remain available for six months.

Date:	April 16, 2024
Time:	3:30 p.m. Istanbul / 1:30 p.m. London / 8:30 a.m. New York Time
Dial-in:	877-485-3103 / +1 201-689-8890
Webcast & Replay & Archieve Link:	https://event.choruscall.com/mediaframe/webcast.html?webcastid=qlMJcjkO

Non-GAAP Financial Measures

Certain financial information and data contained herein are not presented in accordance with generally accepted accounting principles of the United States (“GAAP”) including, but not limited to, adjusted EBITDA, adjusted EBITDA margin and certain ratios and other metrics derived therefrom. We define these metrics as follows:

Adjusted EBITDA as depreciation, amortization, taxes, financial expenses (net of financial income) and one-time charges and non-cash adjustments, plus net income (loss). The one-time charges and non-cash adjustments are mainly comprised of customs tax provision expenses resulting from the one-time amendment of customs duties, period adjustments for the founders’ salary which resulted from a one-time lump sum deferred payment made to the founders, and lawsuit provision expense which the Company does not consider the provision to be reflective of its normal cash operations.

Adjusted EBITDA margin as adjusted EBITDA/revenue.

Pre-depreciation contribution per ride is calculated by adding depreciation per ride to gross profit per ride.

These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to revenue, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies. The Company believes these non-GAAP measures of financial results provide useful information for management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures and accordingly, should always be considered as supplemental financial results to those calculated in accordance with GAAP.

This financial information and data contained herein also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included.

About Marti:

Founded in 2018, Marti is Türkiye’s leading mobility app, offering multiple transportation services to its riders. Marti operates a ride-hailing service that matches riders with car, motorcycle and taxi drivers, and operates a large fleet of rental e-mopeds, e-bikes, and e-scooters. All of Marti’s offerings are serviced by proprietary software systems and IoT infrastructure. For more information, visit www.marti.tech.

Cautionary Statement Regarding Forward-Looking Information

This press release contains statements that are not based on historical fact and are “forward-looking statements’’ within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. For example, statements about the anticipated growth, including the number of riders and registered drivers, of the ride-hailing business, the full year 2024 guidance, and the expected future performance, operational efficiencies and market opportunities of Marti and its two-wheeled electric vehicle business and ride hailing business, are forward-looking statements. In some cases, you can identify forward looking statements by terminology such as, or which contain the words “will,” “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “plan,” “possible,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” and variations of these words or similar expressions. Such forward-looking statements are subject to risks, uncertainties and other factors. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties.

These forward-looking statements are based on estimates and assumptions that, while considered reasonable by Marti and its management are inherently uncertain and are subject to a number of risks and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond Marti’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Known risks and uncertainties include but are not limited to: (i) the effect of the public listing of the Company’s securities on its business relationships, performance, financial condition and business generally, (ii) risks that the business combination may disrupt the Company’s current plans or divert management’s attention from its ongoing business operations, (iii) the outcome of any legal proceedings that may be instituted against the Company or its directors or officers related to the business combination or otherwise, (iv) the Company’s ability to maintain the listing of its securities on the NYSE American, (v) volatility in the price of the Company’s securities due to a variety of factors, including without limitation changes in the competitive and highly regulated industries in which the Company currently or plans to operate, variations in competitors’ performance and success and changes in laws and regulations affecting the Company’s business, (vi) the Company’s ability to implement business plans, forecasts, and other expectations, and identify opportunities, (vii) the risk of downturns in the highly competitive tech-enabled mobility services industry, (viii) the Company’s ability to build its brand and consumers’ recognition, acceptance and adoption of its brand, (ix) the risk that the Company may not be able to effectively manage its growth, including its design, research, development and maintenance capabilities, (x) technological changes and risks associated with doing business in an emerging market, (xi) risks relating to dependence on and use of certain intellectual property and technology and (xii) and other important factors or risks discussed in the Company’s filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Company’s website at https://ir.marti.tech. Investors should carefully consider the risks and uncertainties described in the documents filed by the Company from time to time with the SEC as most of the factors are outside the Company’s control and are difficult to predict. As a result, the Company’s actual results may differ from its expectations, estimates and projections and consequently, such forward-looking statements should not be relied upon as predictions of future events. The Company cautions not to place undue reliance upon any forward-looking statements, including its 2024 guidance and ride-hailing targets, which speaks only as to management expectations and beliefs as of the date they are made. The Company disclaims any obligation or undertaking to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Investor Contact

Marti Technologies, Inc.
Turgut Yilmaz

investor.relations@marti.tech

Consolidated Balance Sheets

(in thousands $)	December 31, 2022	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	10,498	19,424
Accounts receivable, net	375	188
Inventories	3,332	2,612
Operating lease right of use assets	2,683	224
Other current assets	3,567	3,248
- VAT receivables	3,135	2,251
- Other	433	997
Total current assets	20,455	25,696

Non-current assets:
Property, equipment and deposits, net	19,423	13,531
- Property, equipment, net	19,328	13,526
- Vehicle deposits	95	5
Operating lease right of use assets	841	800
Intangible assets	160	184
Total non-current assets	20,423	14,515
Total assets	40,878	40,211

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Short-term financial liabilities, net	7,294	10,448
Accounts payable	3,574	2,796
Operating lease liabilities	2,153	413
Deferred revenue	1,328	1,550
Accrued expenses and other current liabilities	1,518	2,295
Total current liabilities	15,867	17,502

Non-current liabilities:
Long-term financial liabilities, net	16,380	54,803
Operating lease liabilities	674	278
Other non-current liabilities	357	326
Total non-current liabilities	17,412	55,407

Total liabilities	33,279	72,909
Stockholders’ equity
Common stock	4	6
Share premium	54,336	40,461
Accumulated other comprehensive loss	(7,558)	(7,558)
Accumulated deficit	(39,183)	(65,606)

Total stockholders’ equity	7,600	(32,698)
Total liabilities and stockholders’ equity	40,878	40,211

Consolidated Income Statements

(in thousands $)	January 1 - Dec 31, 2021	January 1 - Dec 31, 2022	January 1 - Dec 31, 2023

Revenue	16,999	24,988	20,030
Operating expenses:
Cost of revenues	(16,956)	(27,093)	(24,085)
Research and development expenses	(1,039)	(1,878)	(1,955)
General and administrative expenses	(6,054)	(9,041)	(15,130)
Selling and marketing expenses	(1,256)	(1,646)	(7,348)
Other income	134	187	658
Other expenses	(882)	(399)	(2,774)
Total operating expenses	(26,052)	(39,869)	(50,633)
Loss from operations	(9,053)	(14,881)	(30,603)

Financial income	180	2,567	3,561
Financial expense	(4,712)	(1,932)	(6,773)
Loss before income tax expense	(13,585)	(14,246)	(33,815)

Income tax expense	(888)	--	--
Net loss	(14,472)	(14,246)	(33,815)

Net loss attributable to stockholders	(14,472)	(14,246)	(33,815)
Other comprehensive loss

Foreign currency translation adjustments	(7,467)	(337)	--
Total comprehensive loss	(21,940)	(14,583)	(33,815)

Consolidated Statements of Cash Flows

(in thousands $)	January 1 – Dec 31, 2021	January 1 – Dec 31, 2022	January 1 – Dec 31, 2023
Cash flow from operating activities
Net loss	(14,472)	(14,246)	(33,815)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,473	9,097	10,045
Loss on disposal of assets	179	144	567
Stock-based compensation, net of forfeitures	869	1,663	1,992
Interest expense-income, net	263	800	5,910
Foreign exchange (gains)/loss	4,086	(2,338)	(2,726)
Provision for inventory	--	--	63
Other non-cash	666	666	1,543

Changes in operating assets and liabilities:
Account receivable	(192)	(210)	187
Inventory	(1,749)	(2,104)	658
Other assets and prepayments	(2,880)	(1,151)	96
Accounts payable	2,373	1,660	(777)
Deferred revenue	1,033	662	222
Income tax payable	888	(530)	--
Other liabilities	(572)	423	1,171
A. Net cash used in operating activities	(4,037)	(5,466)	(14,866)

Cash flow from investing activities
Purchases of vehicles	(22,005)	(7,186)	(4,087)
Purchases of other property, plant and equipment	(829)	(804)	(652)
Proceeds from disposal of property, plant and equipment	--	38	21
Purchases of intangible assets	(58)	(209)	(102)
B. Net cash used in investing activities	(22,892)	(8,160)	(4,820)

Cash flow from financing activities
Net proceeds from reverse acquisition	--	--	29,629
Proceeds from issuance of convertible notes	100	10,000	7,500
Proceeds from issuance of series B preferred stock	29,710	--	--
Proceeds from term loans	14,825	5,468	--
Payments of term loans	(1,541)	(4,209)	(7,202)
Payments on warrants	--	--	(1,315)
C. Net cash from financing activities	43,094	11,259	28,612

D. Increase (decrease) in cash and cash equivalents, and restricted cash	16,165	(2,367)	8,926
E. Effect of exchange rate changes	(6,451)	(351)	--
F. Net increase in cash and cash equivalents	9,713	(2,718)	8,926
G. Cash and cash equivalents at beginning of the year	3,502	13,216	10,498
Cash and cash equivalents at ending of the year	13,216	10,498	19,424

Supplemental disclosures of cash flow information:
Cash paid, received for:
Interest, net	(183)	(903)	(448)
Income taxes	--	(530)	--

Non-GAAP Reconciliations

Consolidated Adjusted EBITDA

(in thousands $)	2022	2023
Net loss	(14,246)	(33,815)
Depreciation and amortization	9,097	10,045
Financial income	(2,567)	(3,561)
Financial expense	1,932	6,773
Customs tax provision expense	78	32
Lawsuit provision expense	175	846
Stock based compensation expense accrual	1,658	1,989
Adjusted EBITDA	(3,873)	(17,692)
Adjusted EBITDA margin	(15.5)%	(88.3)%

Two-wheeled Electric Vehicle Service - Adjusted EBITDA

(in thousands $)	2022	2023	1H 2023	2H 2023
Net loss	(12,862)	(22,160)	(7,789)	(14,371)
Depreciation and amortization	9,097	10,045	4,672	5,373
Financial income	(2,567)	(3,561)	(2,720)	(842)
Financial expense	1,932	6,773	616	6,157
Customs tax provision expense	78	32	(78)	110
Lawsuit provision expense	175	846	67	779
Stock based compensation expense accrual	1,658	1,362	573	788
Adjusted EBITDA	(2,489)	(6,665)	(4,659)	(2,006)
Adjusted EBITDA margin	(10.0)%	(33.3)%	(49.1)%	(19.0)%

Two-wheeled Electric Vehicle Service - Cost of Revenues, excluding Fleet Depreciation

(in thousands $)	2022	2023	1H 2023	2H 2023
Cost of revenues	(26,922)	(24,085)	(13,018)	(11,067)
Fleet depreciation (Cost of revenues)	8,456	9,322	4,284	5,039
Cost of Revenues, excl. Fleet Depreciation[1]	(18,465)	(14,762)	(8,734)	(6,028)

1.	Cost of revenues,excl. fleet depreciation is calculated by subtracting fleet depreciation from cost of revenues.

Consolidated Pre-depreciation Contribution Profit per Ride

(in thousands $)	2022	2023
Revenue	24,988	20,030
Cost of revenues	(27,093)	(24,085)
Cost of revenues, excl. fleet depreciation[1]	(18,636)	(14,762)
Fleet depreciation (cost of revenues)	(8,456)	(9,322)
Gross profit	(2,104)	(4,055)
Fleet depreciation (cost of revenues)	8,456	9,322
Pre-depreciation contribution profit	6,352	5,267
Pre-depreciation contribution profit per ride[2] ($)	0.22	0.33

1.	Cost of revenues, excl. fleet depreciation is calculated by subtracting fleet depreciation from cost of revenues.

2.	Pre-depreciation contribution per ride is calculated by adding depreciation per ride to gross profit per ride.